Exhibit 99.3

Excerpt of Transcript from Dan Weekley’s Dominion Energy Carolina Gas Transmission Employee Meeting Held on January 3, 2018

Hope you all had a good holiday. Welcome back. There’s a lot of stuff to cover today. So, I’m sure there’s going to be a lot of questions or two.

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Okay, how many people this morning have heard from friends, family or anything else from SCANA? There you go. All right, that’s a yes. Okay. I cannot tell you how excited we are this morning to announce that we are merging the companies back together, okay?

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So, let’s talk about the process moving forward. I guarantee you, you will have more questions than I will have answers for, okay? Because as we work through this process, there are a lot of things that have not been dealt with yet. So let me hit the main parts of the deal, but I also will tell you I’m watching my clock real closely here At 9:00, Tom Farrell is going to do an investor call, so he’s going to go on, talk about the overall deal. First of all, this is a friendly merger, acquisition, whatever term you want to do with it, with our SCANA brothers, okay? This was a friendly merger with them. They did not have the financial wherewithal to basically make customers whole or to give back prior to the nuclear issues at Units 2 and 3 up at VC Summer. They just did not have that ability to do that. Their balance sheet was not possible. One of the things that I think, and I can’t speak for them, that we believe is they know how Dominion operates, they know how Dominion treats employees, they know what our focus is. They were looking for a long-term strategic partner that would put South Carolina first. That was a first—that was a big issue with them. So that’s one of the things we talked about with them for a long time. I’ll talk about employee protections.

So the major part of the deal is this: First and foremost, how many people in here are SCE&G electric customers? Okay. What we will do is once the deal is approved, and I don’t want to be presumptuous and assume that it will be approved because there are several regulatory agencies that have got to approve the deal, including South Carolina, North Carolina, the FERC, all them have got to approve that. I say that, though I can see Laura Comstock’s head exploding because you know how long these things take to go through the legal process. But all those have things they’ve got to be approved. But 90 days after the closure, after the deal is completed, we will provide every SCE&G customer a refund. The average refund will be about a thousand dollars per household. That’s based on your average usage, okay? And we’re going to take a look back of 2016, which is the first full year that we could do that. So some people will get a little more, some people will get a little less. It does not make any sense if you had an 800 sq. ft. house versus Wayne’s 5,500 sq. ft. house, okay? Those things don’t average out, am I right? So, that will be the average. Commercial and industrial customers will get a pro-rated refund as well, okay? Now, in talking to SCANA, they dedicated that some of their industrial customers will probably get a refund in the millions of dollars, okay? We don’t have that information, yet.

We also know that this is going to be a difficult issue to work through. There are lots of challenges for that. So what happens if somebody was living in an apartment for four months in 2016, okay, but no longer lives there? What about somebody who’s only lived there for one month in 2016? What about the college kids over at Carolina here that move in and out, you know? So there are lots of details to work out on the matter. We will just say we will work with the regulator to come up with that process. We thought it was very important to give money back to the customers as quickly as possible for a nuclear plant that is not going to be finished with SCANA/Dominion’s involvement. I can’t tell you what Santee Cooper is going to do, but we are saying categorically we are not going to finish that unit, okay? So, we’ve got to work through that process. So the process of about $1,000 is there are lots of ways to think about that. Could we have done a long term rate credit and basically given back so much money per month? Yes, we could have, but it is our feeling and open to you all’s thoughts about people want their money back now, as quickly as possible, and that is exactly what it’s about. So that’s $1.3 billion of the deal. Because you’ve read in the deal, the highlights this morning, I’m sure you’ve seen press coverage. The whole deal is valued at more than $14 billion.

The next piece of that is all customers would get a five percent rate reduction, okay? Now, a part of that five percent is a piece of the federal tax plan that was just passed. About one and a half percent of that. That is still a little bit of a moving part because we’re not 100 percent sure what that tax benefit will be, but whatever it is, we know it’s not going to be less than one and a half percent. So, if it’s more, Dominion’s saying “hey, we will return out the customers whatever it is.” If it doesn’t turn out to be one half percent, let’s just pick a number, it turns out to be two and a half percent, we’ll give that two and a half percent back to the customers. Whatever comes out with. One and a half percent is…. We’re sure. The other, we’re not sure. Whatever it is, we’re going to give that back.

Another big piece is I remember Steve Coon asked this question one of the meetings. We are not going to be pursuing additional recovery of costs in this latest filing that SCANA made last year about the project cost. It was about $1.7 billion. We are not going to be seeking recovery for that.

You can write this down, and yes, we’re under different rules now. Where’s Ms. Kostyniuk? In the back, here. Because of all this, because so many of you are shareholders in here, we actually have to tape these meetings, now, okay? So this is actually being taped, and that’s why when you got the note from me, you don’t normally see all that cautionary language below it. That is a requirement. That’s the legal process we’ve got to go through. Right, Shelby? And that’s why it was all in there. So, all this was staged for today. Sorry about giving you not as much notice, but we had to keep it confidential until this morning. So, we are not going to be seeking—back to the basic question about abandonment, we are not going to be seeking future recovery for the nuclear units, okay?

Additionally, when you look at the process moving forward, SCANA had previously said on monies that were already spent, the depreciation process would take sixty years, okay? Then they modified that and said that they would drop that down to fifty years. Dominion is going to propose that we will drop it down to twenty years, okay, to seek recovery of that. And the first eight years of that, we’re actually paid into that fund or are basically not taking the full credit, I guess is the better way to look at it. This is where it gets complicated. I’ll just say this: it’s another savings of $575 million to the customers on the front end getting that benefit now. Additionally, so, we’re never going to seek any additional cost recovery on the nuclear units, we are basically writing that down, that $575 million, the next piece of that is—where’s Gary? We are going to go ahead and continue buying the Columbia Energy Center they additionally proposed. We will do that, but we are also not going to include that in the—in our rates, okay, so that was $180 million just to buy that plant. We will not seek recovery from the customers on that, but we will go ahead and acquire that, and I guess the last major piece when it comes to rate is we will agree that we will not come in for any kind of a rate case before the South Carolina Public Service Commission for the next three years. So, there is no process. We’re not getting anything on the nuclear side, and we’re not filing for any rate increases for three years after the deal is done, so you can see the customers—doing everything possible to benefit the customers. And that’s one of the things I’m a little bit remiss on that I should’ve started out with.

I’ve been through these transactions before. This is a very, very different deal. Normally, when you acquire a company, your focus is on the shareholder. It’s always about shareholder preview or shareholder value. That’s not how this deal is structured. This deal is about giving maximum benefit to customers on the front end. Yes, there is a share preview for… that’s been locked in now, for a couple of days as a moving average. So, they were down about two percent I believe yesterday. No impact. That was locked in. Shareholders are going to benefit, but it was more about customers than it was shareholders. The share premium, as you read in the press release, was a little over $55 this morning. It’s down from the $74.99, which I think was the 52-week high, but it’s not anywhere near their 52-week low, which was $37.10. People I know always want to say shareholders should be paying for the nuclear units, not the customers or rate payers. I will tell you, the shareholders have taken a hit to the tune of more than $3 billion over this, so they are paying a big portion of this.

So let’s think about it this way, then I want to talk about the customer protection, recognizing (inaudible). So, customers will get 70 percent of the money that they have paid into the nuclear project back on day one once they get their refunds from us—$1000. Then, over time, they will get the remaining of that money back, the $575 million. Basically, we are at $2 billion because we’re doing that upfront by that depreciation schedule. So, we are doing our best to give customers all our money back—almost all our money back—that they put into a nuclear project. That’s for everyday customers. When it comes to employees, we promise this: every employee will have protection until the beginning of 2020, okay? And what that means is you will either—they will either stay employed or there will be compensation bringing them to 2020. So in essence, employees will be made whole for the next two years, and that does include their normal salary increases and their normal bonuses and stuff. All of that was built into the package. That was very important to the SCANA leadership, so all that is already part of the process. SCANA will become a direct affiliate of Dominion, and thus will keep its headquarters here, okay? So, yes, there will be leadership changes. Yes, there will be organizational changes out there that we can’t talk about because we don’t know yet, okay. But they will remain a South Carolina company with their location here in the Columbia area, okay, and there is a new office, which is very nice. So, they will stay at that location.

The last thing, and then I’ll take your questions, is we are increasing their charitable giving. SCANA has about a $3 million a year foundation budget that they give out their scholarships and everything else. We are going to increase that. We’re going to pump another million dollars into that, so a 33 percent increase, so we’re going to go to about $4 million increase a year, which is you know the Dominion system is the employees through the community investment program not a leadership driven foundation, it’s an employee driven program. So, that system will merge over into ours, and so we’re going to increase their charitable giving by about a million dollars. So, anybody else? Governor? Billy? Anything else major points that I missed this—highlighting the deal?

Okay, so that’s the high points. So let’s go ahead and run through some questions for the next eight minutes. Oh, I’m sorry. Governor, do you want to introduce your team that’s been helping us here for the last several weeks?

(Yes.)

I’m sorry.

(I’m Jim Hodges, former governor of South Carolina. I have worked with you all with Dominion for probably four year now, since you’ve been here, and prior to that in our law firm in our Richmond office. With me are James Adams, who works here with us as well as Billy Boan.)

And then Paul Briggs, you’ve met before down—Paul’s based out of Ohio. Jen Kostyniuk in the back does our communications. She’s from Richmond. I will tell you later today, you’re going to see a lot of your Dominion brethren coming in. Tom Farrell will be here shortly. Soon as he gets the call, he’s on his way. Lots of calls were made last night to some key officials. Chet Wade, Jennifer Wiggins, I think some of the social team out there those of you who talk social with the tweeting and all that other kinds of stuff, those folks are all involved. So, yeah, this has been—this was our Christmas gift to each other. This was the gift that kept on giving as we worked our way through all this. Mr. Koon, I’m shocked you have the first question.

(Well, what effect, and I know we can’t control this, do you think this will have on all the lawsuits out there by confiscating the dividends, all that kind of stuff?)

So Steve asked the question, I’ll paraphrase it: what about all the impending lawsuits that are out there, citizen suits, shareholder suits, etcetera, right? (Yes.) Dominion accepts the liability for that is the short answer. We’re taking all of the responsibility for that. SCANA actually has the license, not the license, the insurance policy that covers up to a certain point, but anything over that certain point the shareholders of Dominion are taking on that risk, not the rate payers. Hey!

(Was this deal started before the new reactor was announced that it was going to be terminated?)

No. Well, look, the question really is—came back to was this discussion—was this deal started, to use your words, before they decided they—to shut down the nuclear project on July 31. You know what, I’ll just say it this way: big companies, there’s always conversations going on before all that, but was there any meaningful or conversations that got us onto the path we’re on today? The answer to that is no. Marquis?

(Two part question. First, what does this deal do specifically for us as employees and then the second part is will we get to spend time at Pine Island?).

Do we get what?

(Time to visit Pine Island.)

That’s what I like. Everybody’s always thinking about themselves. All right. So Marquis’ question was first of all, what’s it mean for everybody in here, and then the employee benefits to Pine Island, Isle le (inaudible) that stuff. I’m not answering that one, okay? So, because I don’t know. So, the piece is, I hope this is good news to everybody, okay. There are some really, really good employees at SCANA. They got themselves into a situation where there was no clear path out of. They—I can’t—all I can say is what they’ve said in the press is that they were teetering on bankruptcy. They just did not have the balance sheet to deal with this. That would have been a travesty for the state of South Carolina, to have its largest utility declare bankruptcy. There was just no clear path for them. I think that we positive for everybody in this room. Now if your question is are we going to be back all into the same office location or anything else or Laura is always saying “I want that office over there” back in Cayce and everything else, no, just kidding. So, I don’t know the short answer to that. We have not gotten to that level of detail. I think this is a beautiful facility. I could not be happier. Yes, I’d like to get the heating and air conditioning straight, Laura. But, no. We haven’t gotten to that level yet. About the employee stuff, I don’t know.